

April 29, 2014

Via E-mail
Mr. Ronald J. Pasek
Chief Financial Officer
Altera Corporation
101 Innovation Drive
San Jose, California 95134

   **Re: Altera Corporation**
     **Form 10-K for the fiscal year ended December 31, 2013**
     **Filed February 14, 2014**
     **File No. 000-16617**

Dear Mr. Pasek:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Tax expense, page 39

1. We note the significance of the foreign tax rate differential as disclosed on the statutory rate reconciliation on page 72. In light of the increasingly significant impact of lower taxes on foreign earnings to your operating results, please consider describing the relationship between foreign pre-tax income and the foreign effective tax rate in greater detail in future filings. It appears as though

separately discussing the foreign effective income tax rate is important information material to an understanding of your results of operations. Please also consider disclosing information about the specific jurisdictions that materially affect your effective tax rate. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.  Tell us how you plan to address this comment.

Financial Condition, Liquidity, Credit Facility and Capital Resources, page 39

2.      Please revise future filings to disclose the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at December 31, 2013 and quantify the amount that would not be available for use in the U.S. without incurring U.S taxes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·       the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·       the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Senior Accountant, at (202) 551-3776 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief